FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-265877

DATED February 25, 2025

STATE STREET CORPORATION

$650,000,000 4.729% Senior Notes due 2030

Pricing Term Sheet

Issuer:	State Street Corporation

Security:	4.729% Senior Notes due 2030

Aggregate Principal Amount:	$650,000,000

Trade Date:	February 25, 2025

Settlement Date*:	February 28, 2025 (T + 3)

Maturity Date:	February 28, 2030

Coupon:	4.729%

Price to Public (Issue Price):	100.000%

Yield to Maturity:	4.729%

Benchmark Treasury:	4.250% Notes due January 31, 2030

Benchmark Treasury Price and Yield:	100-17; 4.129%

Spread to Benchmark Treasury:	+60 basis points

Interest Payment Dates:	Semi-annually on each February 28 and August 28, commencing on August 28, 2025, and on the maturity date

Optional Redemption:	The Issuer may redeem the notes, in whole or in part, on or after January 28, 2030, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to the redemption date.

Day Count Convention:	30/360

Business Day:	Boston and New York

Business Day Convention:	Following

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

CUSIP:	857477CW1

ISIN:	US857477CW15

Expected Ratings**:	Aa3 / A / AA- (Moody’s / S&P / Fitch)

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Deutsche Bank Securities Inc. Samuel A. Ramirez & Company, Inc. UBS Securities LLC

Co-Managers:	Cabrera Capital Markets LLC Great Pacific Securities Mischler Financial Group, Inc. R. Seelaus & Co., LLC

All terms used and not otherwise defined in this final pricing term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement, dated February 25, 2025 (the “Preliminary Prospectus Supplement”).

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll free at 1 (866) 471-2526, Deutsche Bank Securities Inc. toll free at 1 (800) 503-4611, Samuel A. Ramirez & Company, Inc. toll free at 1 (800) 888-4086 and UBS Securities LLC (833) 481-0269.

*

The underwriters expect to deliver the notes to purchasers on or about February 28, 2025, which will be the third business day following the pricing of the notes (such settlement cycle being herein referred to as “T + 3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisor.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.